UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________

FORM 11-K
_________________

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

Commission file number: 001-33443

__________________

Dynegy Northeast Generation, Inc. Savings Incentive Plan
(Full title of the plan)
___________________

Dynegy Inc.
1000 Louisiana
Suite 5800
Houston, Texas 77002

(Name of issuer of the securities held
pursuant to the plan and the address
of its principal executive office)

TABLE OF CONTENTS

Page No.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNITNG FIRM              1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits                                                                                 2

Statement of Changes in Net Assets Available for Benefits                      3

NOTES TO FINANCIAL STATEMENTS                                                                                                     4

SUPPLEMENTAL SCHEDULE

Schedule H Line 4(i) - Schedule of Assets (Held at End of Year)                                                     15

Note: Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for reporting and disclosure under
ERISA have been omitted because they are not applicable.

SIGNATURE                                                                                                                                 16

EXHIBIT 23.1 CONSENT OF INDEPENDENT REGISTERED
     PUBLIC ACCOUNTING FIRM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of
  the Dynegy Northeast Generation, Inc. Savings Incentive Plan

We have audited the accompanying statements of net assets available for benefits of the Dynegy Northeast Generation, Inc. Savings Incentive Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplementary information is the responsibility of the Plan's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ McConnell & Jones LLP
Houston, Texas
June 18, 2009

DYNEGY NORTHEAST GENERATION, INC. SAVINGS INCENTIVE PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2008 AND 2007

	2008	2007
ASSETS
Investments at fair value:
Plan interest in Dynegy Inc. Master Trust	$14,659,853	$18,760,109
Participant loans	533,517	507,041

TOTAL ASSETS	15,193,370	19,267,150

NET ASSETS AVAILABLE FOR BENEFITS	$15,193,370	$19,267,150

The accompanying notes are an integral part of the financial statements.

DYNEGY NORTHEAST GENERATION, INC. SAVINGS INCENTIVE PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2008

INVESTMENT INCOME (LOSS), NET:

Plan interest in net loss of Dynegy Inc. Master Trust	$(4,970,086)
Interest on participant loans	41,706
Total investment loss	(4,928,380)
CONTRIBUTIONS:

Employee	$1,445,011
Employer	396,523
Total contributions	1,841,534
EXPENSES:

Benefit payments	$975,948
Administrative expenses	10,986
Total expenses	986,934

NET DECREASE	(4,073,780)

NET ASSETS AVAILABLE FOR BENEFITS

Beginning of year	19,267,150

End of year	$15,193,370

The accompanying notes are an integral part of the financial statements.

DYNEGY NORTHEAST GENERATION, INC. SAVINGS INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

Explanatory Note

On April 2, 2007, Dynegy Illinois Inc. (formerly Dynegy Inc.), an Illinois corporation (“Dynegy Illinois”), consummated a transaction (the “Merger”) in which it became a wholly owned subsidiary of a newly created entity, Dynegy Inc., a Delaware corporation (“Dynegy”).

Following the Merger, Dynegy replaced Dynegy Illinois as the sponsor of the Dynegy Northeast Generation, Inc. Savings Incentive Plan (the “Plan”).  In addition, all shares of Dynegy Illinois common stock in the Dynegy Stock Fund were converted into shares of the Class A common stock of Dynegy, par value $.01 per share (“Dynegy Class A common stock”), based on a formula established in connection with the Merger.  As a result, future investments in the Dynegy Stock Fund will be represented by units of Dynegy Class A common stock, rather than units of Dynegy Illinois common stock.  The Plan was amended on April 2, 2007 to reflect such changes.

1.	DESCRIPTION OF PLAN

The following description of the Plan provides only general information.  Participants should refer to the Plan documents, which are the governing documents, for a more complete description of the Plan’s provisions.

General

Effective January 31, 2001, Dynegy Inc. (“Dynegy”) established the Plan for the exclusive benefit of the eligible employees of Dynegy Northeast Generation, Inc. (“DNE,” or the “Employer”).  Although it is the Plan sponsor, Dynegy does not participate in the Plan.  The Plan is a defined contribution profit sharing plan that qualifies under Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).  The Dynegy Inc. Benefit Plans Committee serves as the “Plan Administrator” for the Plan.  Vanguard Fiduciary Trust Company (“Vanguard” or the “Trustee”) is the trustee for the Plan.

The Plan was established in accordance with the Asset Purchase and Sale Agreement dated August 7, 2000 between, among others, Central Hudson Gas & Electric Corporation and Dynegy Power Corporation (the “Agreement”).  Further, also in accordance with the Agreement, certain assets and liabilities of the Central Hudson Gas & Electric Corporation Savings Incentive Plan (the “Prior Plan”) were spun off and transferred to the Plan effective as of January 31, 2001.

Eligibility

All employees of the Employer are eligible to participate in the Plan except (a) employees covered by a collective bargaining agreement (unless such agreement provides for coverage under the Plan), (b) leased employees, independent contractors or individuals who are designated, compensated or otherwise classified by the Employer as independent contractors, leased employees or other non-common law employees, (c) nonresident aliens, and (d) individuals who are deemed to be employees under certain Treasury regulations.  Additionally, effective April 3, 2008, individuals hired by an Employer on or after April 3, 2008 and who are covered by that certain Memorandum of Agreement between Dynegy Northeast Generation, Inc. and Local Union 320 of the International Brotherhood of Electrical Workers, dated March 26, 2008, as ratified on April 3, 2008, are not employees eligible to participate in the Plan.  Each eligible employee becomes eligible to participate in the Plan as soon as administratively feasible following his or her date of hire.

Contributions

Participants may make before-tax contributions (including catch-up contributions if age 50 or older before the close of the particular Plan year) in 1% increments of their “Compensation” (as defined by the Plan) up to the IRS limit.  Further, participants may make after-tax contributions of 1%-5% of their Compensation.  A participant may “roll-over” into the Plan amounts distributed from another eligible retirement plan.

The Employer contributes to the Plan matching contributions on behalf of each non-union participant at a rate of 50% of such participant’s before-tax contributions up to 8% of such participant’s “Compensation” (as defined by the Plan) per payroll period.  The Employer contributes to the Plan matching contributions on behalf of each union participant at a rate of 36% of such participant’s before-tax contributions up to 6% of such participant’s Compensation per payroll period.  Effective May 4, 2008, the Employer matching contribution made on behalf of union participants changed to a rate of 50% of such a participant’s before-tax contributions up to 6% of such participant’s Compensation per payroll period.  In addition, the Employer may make contributions in order to meet nondiscrimination requirements as prescribed in the Plan document.

Investment of Funds

Each participant has the right upon enrollment to select the investment fund(s) into which the balance in the participant’s account will be invested in accordance with the procedures established by the Plan Administrator.  A participant may change the allocation of contributions made to the selected funds or transfer amounts among investment funds anytime during the Plan year in accordance with the procedures established by the Plan Administrator.  If a participant does not make investment elections, the contributions will be invested in the default investment fund selected by the Plan Administrator for the Plan.

Forfeitures

Any forfeitures under the Plan are applied as determined by the Plan Administrator to reduce subsequent Employer matching contributions and/or to pay Plan and Trust administrative expenses.  As of December 31, 2008 and 2007, the Plan had forfeitures totaling $970 and $121, respectively.  During 2008, forfeitures were used to offset $500 in administrative expenses.

Vesting

Participants have an immediate 100% vested and nonforfeitable interest in their contributions and Employer contributions plus actual earnings thereon.

Participant Accounts

Each participant’s accounts are credited with the participant’s contributions (before-tax, after tax, and/or rollover contributions) and allocations of (a) Employer matching contributions and (b) Plan earnings, and are charged with allocations of Plan administrative expenses.  The benefit to which a participant is entitled is the balance of the participant’s accounts.

Participant Loans

Participants may borrow from their Plan accounts, but no participant may have more than three outstanding loans at any given time, and only one of those loans may be used to acquire any house that within a reasonable period of time is to be used as a primary residence.  Such loans must be in an amount not less than $500, and, in the aggregate, must not be greater than the lesser of (i) $50,000, reduced by the highest outstanding loan balance during the one year period ending on the day before the loan is made, or (ii) 50% of the account balance as of the last valuation date.  Interest is charged on these loans at a rate commensurate with interest rates charged by persons in the business of lending money for similar types of loans.

The term of the loan may not exceed five years, unless the loan is used to acquire a principal residence in which case the term of the loan may not exceed ten years.  Loan repayments are made by payroll deductions authorized by the participant while the participant remains employed by the Employer.  A loan may be repaid in whole without penalty.  Interest paid on the loan is credited to the participant’s account.  Loan repayments are allocated to the participant’s accounts from which the loan was made and invested in accordance with the participant’s investment elections in effect at the time of such repayment with respect to such accounts.

Generally, if a participant terminates employment, retires, becomes totally and permanently disabled or dies while he or she has an outstanding loan, the outstanding loan balance will become payable and, if not paid, will be treated as a taxable distribution of the participant’s accounts.

In-Service Withdrawals

Participants may withdraw all or a portion of the value of their after-tax accounts.  A participant who has attained age 59-½ may withdraw all or a portion of the value of his or her before-tax, catch-up and Employer contribution accounts, no more frequently than twice each calendar year.  Further, hardship withdrawals may be granted to participants in the event of an “immediate and heavy financial need” in accordance with the applicable provisions of the Plan, the Code and the Treasury regulations promulgated thereunder.

Distributions

Benefits are paid upon termination of employment (including as a result of normal retirement), total and permanent disability, or death.  Benefits are paid in one lump sum cash payment in an amount equal to the balance in the participant’s accounts but may be paid in full shares of Dynegy stock to the extent invested in the Dynegy Stock Fund (the “Stock Fund”).

Generally, a participant can defer the receipt of his or her distribution until the April 1 of the calendar year following the later of the calendar year in which he or she reaches age 70-½ or the calendar year in which he or she terminates employment.  Upon a termination of employment, however, an automatic lump sum distribution will be made if the participant’s aggregate account balance is not in excess of $1,000.

Plan Changes and Amendments

Effective at various dates in 2006 and 2007, the Plan was amended to incorporate various amendments permitted and required by the final Code Section 401(k)/(m) regulations and other Internal Revenue Service guidance, including the following: incorporate the new definition of Severance from Employment and related requirements under the new regulations; clarify timing of compensation for elective deferrals under Code Section 401(k) and Code Section 415 regulations; reflect ACP/ADP testing requirements, minimum required corrective contributions and recharacterizing of catch-up contributions for testing purposes under new regulations; incorporate the safe harbor method for calculating gap period income; add good faith compliance language for final Code Section 401(k)/(m) regulations; add burial expenses and residential casualty losses as new hardship events; add special hurricane relief distribution and loan provisions; and incorporate new Plan termination requirements.

Effective April 2, 2007, as of the completion of the merger between Dynegy Illinois Inc. (formerly "Dynegy Inc."), an Illinois corporation, and certain LS Power entities, the Plan was amended to provide that Dynegy Inc., a Delaware corporation, became the Plan’s sponsor and that all shares of common stock in the Stock Fund became the common stock of Dynegy Inc., a Delaware corporation.  See above for information regarding the Dynegy Illinois Inc. Merger.  Further, amendments to the Plan were also made regarding certain administrative provisions regarding the Plan Administrator.

Effective January 1, 2008, the Plan was amended in several respects, as follows:  (1) to accept eligible Roth 401(k) distributions as rollover contributions to the Plan; (2) to allow (in addition to a participant and a participant’s spouse or eligible former spouse) a non-spouse beneficiary to elect a direct rollover distribution of all or a portion of his or her Plan benefit to an eligible retirement plan; and (3) to add a Roth IRA account as an eligible retirement plan for direct rollover distribution purposes.

Additionally, effective January 1, 2008, the Plan was amended to change the Employer matching contribution made on behalf of union participants to a rate of 36% of such a participant’s before-tax contributions up to 6% of such a participant’s “Compensation” (as defined by the Plan) per payroll period.  Then, effective May 4, 2008, the Employer matching contribution made on behalf of union participants changed to a rate of 50% of such participant’s before-tax contributions up to 6% of such participant’s Compensation per payroll period.

Effective April 3, 2008, individuals hired by an Employer on or after April 3, 2008 and who are covered by that certain Memorandum of Agreement between Dynegy Northeast Generation, Inc. and Local Union 320 of the International Brotherhood of Electrical Workers, dated March 26, 2008, as ratified on April 3, 2008, are not employees eligible to participate in the Plan.  (Such individuals are instead eligible to participate in the Dynegy Inc. 401(k) Savings Plan, provided they meet the other eligibility requirements of that plan.)

Plan Termination

Dynegy intends to continue the Plan indefinitely but reserves the right to terminate the Plan at any time for any reason subject to the provisions of ERISA.  Subject to certain limitations, the right to amend or modify the Plan is also reserved by Dynegy.  In the event the Plan is terminated, participants will continue to be fully vested in their account balances and the net income (or net loss) of the trust fund shall continue to be allocated in accordance with the Plan until all participant accounts are distributed.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements of the Plan are prepared on an accrual basis of accounting in accordance with U.S. generally accepted accounting principles (“GAAP”).

Investments

Participant loans included in the loan fund are valued at cost, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis.

The investments held in the Dynegy Inc. Master Trust (the “Master Trust”) are stated at fair value based on the latest quoted market values of the underlying securities. Securities for which no quoted market value is available are evaluated and valued by Plan management with reference to the underlying investments, assumptions and methodologies used in arriving at fair value in accordance with Financial Accounting Standards Board Statement No. 157, Fair Value Measurements (FASB Statement No. 157) (Note 7). Plan interest in the net assets of the Master Trust is based on the assets held by each plan in the Master Trust on an actual basis. At December 31, 2008 and 2007, the Plan's interest in the Master Trust was approximately 6.1% and 5.1%, respectively.

The FASB issued FSP AAG INV-1 and SOP 94-4-1 Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”) which requires benefit-responsive investment contracts held by a defined contribution plan to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The FSP requires the Statement of Net Assets Available for Benefits to present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value, if material (Note 5). The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Risks and Uncertainties

The Plan provides for several investment options, which are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available For Benefits and the Statement of Changes In Net Assets Available For Benefits.

Income

Net appreciation (depreciation) of investments is comprised of realized and unrealized gains and losses. Realized gains or losses represent the difference between proceeds received upon sale and the average cost of the investment. Unrealized gain or loss is the difference between market value and cost of investments retained in the Plan (at financial statement date).

The Trustee records dividend income as of the ex-dividend date and accrues interest income as earned.

Expenses

Certain expenses incurred in the administration of the Plan and the related trusts are paid by the Employer.  These expenses include fees and expenses of the consultants, auditors, and legal personnel.

Use of Estimates

The preparation of these financial statements in conformity with generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect certain reported amounts and disclosures.  Accordingly, actual results may differ from those estimates.

Distribution of Benefits

Distributions of benefits are recorded when paid.

3.	INCOME TAX STATUS

The Plan received a favorable determination letter dated July 3, 2002, from the Internal Revenue Service informing Dynegy that the Plan and related trust are qualified and exempt from income taxes under the provisions of Section 401(a) and Section 501(a) of the Code. The IRS determination letter does not cover the amendments to the Plan subsequent to July 3, 2002 other than amendments required by the IRS in connection with its initial determination of the Plan’s qualified status. However, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

4.	INVESTMENTS

Plan investments are received, invested and held by the Trustee.  Individual investments that represent 5 percent or more of the Plan’s net assets available for benefits include:

	December 31
Investments at fair value as determined by quoted market price	2008	2007

Plan interest in Dynegy Inc. Master Trust *	$14,659,853	$18,760,109

* Includes both participant-directed and nonparticipant-directed investments.  See Note 9.

The Plan’s interest in the Master Trust (including gains and losses on investments purchased and sold, as well as held during the year) depreciated in value by $4,100,256 during 2008.

5.	FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS

The Master Trust has an interest in a common collective trust that invests primarily in a pool of investment contracts issued by insurance companies and commercial banks and in contracts that are backed by high quality bonds, bond trusts and bond mutual funds that are selected by the Trustee.

As described in Note 2 above, because these contracts are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the common collective trust. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

The average yield earned by the contract for the year ended December 31, 2008 was 3.67% and the average yield earned to reflect the actual interest rate credited to participants for the year ended December 31, 2008 was 3.38%.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than zero percent. As of December 31, 2008 and 2007 the contract value of the interest in the common collective trust approximates fair value and therefore no adjustment has been recorded in the Statements of Net Assets Available for Benefits.

6.	PARTICIPATION IN MASTER TRUST

Effective January 1, 2004, the assets of the Plan were held in the Master Trust with assets of other qualified retirement plans sponsored by Dynegy, including the Dynegy Midwest Generation, Inc. 401(k) Savings Plan, Dynegy Midwest Generation, Inc. 401(k) Savings Plan for Employees Covered Under a Collective Bargaining Agreement, Dynegy Inc. 401(k) Savings Plan, and Extant, Inc. 401(k) Plan.  Note that effective April 1, 2008, the Extant, Inc. 401(k) Plan was merged into the Dynegy Inc. 401(k) Savings Plan.

    The following information is presented for the Master Trust:

	December 31,
	2008	2007
ASSETS
Investments:
Cash and temporary cash investments	$384,898	$358,733
Investments, at fair value:
Registered investment companies	170,310,004	265,245,858
Common collective trust	48,859,568	43,019,776
Common stock	1,687,219	3,080,980
Employer securities	17,154,023	53,891,874

Total investments	238,395,712	365,597,221

Receivables:
Employer contributions	195,328	172,993
Due from broker for securities sold	109,250	158,265

Total receivables	304,578	331,258

TOTAL ASSETS	238,700,290	365,928,479

Due to broker for securities purchased	7,446	158,890

NET ASSETS AVAILABLE FOR BENEFITS	$238,692,844	$365,769,589

Investment income/(loss) for the Master Trust is as follows:

Year ended December 31, 2008
Investment income:
Net appreciation in fair value of investments	$(139,929,240)
Dividends and interest	10,059,104

$(129,870,136)

The Master Trust invests a significant portion of its assets in the Company’s common stock. This investment in the Company’s common stock approximates 7% and 15% of the Master Trust’s net assets available for benefits as of December 31, 2008 and 2007, respectively.  As a result of this concentration, any significant fluctuation in the market value of this stock could affect individual Participant accounts and the net assets of the Plan.

7.	FAIR VALUE MEASUREMENTS

FASB Statement No. 157, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).  The three levels of the fair value hierarchy under FASB Statement No. 157 are described below:

    Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 - Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

    If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

    The following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2008 and 2007.

Common stocks, corporate bonds and U.S. government securities:  Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds:  Valued at the net asset value (‘NAV”) of shares held by the plan at year end.

Participant loans:  Valued at amortized cost, which approximates fair value.

Guaranteed investment contract: Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit‐worthiness of the issuer (See Note 5).

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Master Trust’s assets at fair value as of December 31, 2008 and 2007:

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Cash	$384,898	$-	$-	$384,898
Employer securities	17,154,023	-	-	17,154,023
Common collective trust	-	48,859,568	-	48,859,568
Common stock	1,687,219	-	-	1,687,219
Registered investment companies	170,310,004	-	-	170,310,004

	$189,536,144	$48,859,568	$-	$238,395,712

	Assets at Fair Value as of December 31, 2007
	Level 1	Level 2	Level 3	Total
Cash	$358,733	$-	$-	$358,733
Employer securities	53,891,874	-	-	53,891,874
Common collective trust	-	43,019,776	-	43,019,776
Common stock	3,080,980	-	-	3,080,980
Registered investment companies	265,245,858	-	-	265,245,858

	$322,577,445	$43,019,776	$-	$365,597,221

In addition to the Plan’s interest in the Master Trust, it has participant loans which are level 3 assets.

Participants Loans Year Ended December 31, 2008

Balance, beginning of year	$507,041
Net change	26,476
Balance, end of year	$533,517

8.	TRANSACTIONS WITH PARTIES-IN-INTEREST

Certain Plan investments are shares of mutual funds managed by Vanguard Fiduciary Trust Company. Vanguard Fiduciary Trust Company is the trustee as defined by the Plan and, therefore, these qualify as party-in-interest transactions.  Additionally, the Plan maintains investments in the Company’s common stock and participant loans.  Fees paid during the year for legal, accounting, and other professional services rendered by parties-in-interest were based on customary and reasonable rates for such services.

9.	SUBSEQUENT EVENTS

Participation

Effective January 1, 2009, the Plan was amended to provide that all individuals hired (or rehired) on or after January 1, 2009 are not eligible to participate in the Plan.

Roth Contributions

Effective January 1, 2009, the Plan was amended to provide that participants may make Roth contributions to the Plan on an after-tax basis.  Roth contributions are included in current taxable income, but earnings on Roth contributions are tax-free if they are part of a qualified distribution, which is a distribution that is taken not earlier than the fifth year following the year in which a participant first made Roth contribution and on or after the date the participant reaches age 59-½, on account of the participant becoming disabled or on or after the participant dies.  Roth contributions are not eligible for the Employer match.

SUPPLEMENTAL SCHEDULE

DYNEGY NORTHEAST GENERATION, INC. SAVINGS INCENTIVE PLAN

EIN: 74-2928353                                           PN: 003

Schedule H Line 4(i) – Schedule of Assets (Held at End of Year)

As of December 31, 2008

[a]	[b]	[c]	[d]	[e]

Party-in-interest	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value

*	Participant Loan	Various maturities and interest rates ranging from 5% - 9.5%	-	533,517

		Total		$ 533,517

* Party-in-interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf of the undersigned hereunto duly authorized.

Dynegy Northeast Generation, Inc. Savings Incentive Plan

Date:                      June 22, 2009                                          By: /s/ JULIUS COX
Julius Cox
Designated Member – Dynegy Inc.
Benefit Plans Committee